EXHIBIT 99.12

Media Release
Resolution Copper completes historic land exchange
16 March 2026

SUPERIOR, Ariz.--(BUSINESS WIRE)-- Resolution Copper, a joint venture between Rio Tinto (55%) and BHP (45%), and the United States Forest Service (USFS) have completed a historic land exchange, unlocking the next phase of one of the world’s largest untapped copper deposits.
Completion of the land exchange follows a 13 March decision in the U.S. Court of Appeals for the Ninth Circuit which ruled in favour of Resolution Copper and the federal government, denying the plaintiffs’ requests to stop the exchange.
Resolution Copper has now placed environmentally and culturally sensitive land into protection through the transfer of more than 5,400 acres of land containing special status species, riparian areas, and Native American cultural sites for inclusion in National Forests and National Conservation Areas. In return, it has received over 2,400 acres of land adjacent to the historic Magma copper mine in Superior, Arizona.
Legislation to facilitate the land exchange passed with bipartisan support in 2014. Since then, more than a decade of consultation and coordination with civil society organisations, local communities including the Town of Superior and Native American Tribes, has helped to shape the land exchange process.
Resolution Copper also announces additional preliminary spending of approximately $500 million over two years to support enabling works including surface drilling to collect additional resource information, funding to support Native American Tribes and local communities, as well as costs associated with the land exchange. The funds will also deliver upgrades to existing project infrastructure and initial underground development activities as well as approximately 100 new jobs.
These activities will take place in parallel with ongoing collaboration with local communities and Native American Tribes as well as state-level permitting.
Rio Tinto Copper Chief Executive Katie Jackson said: “Rio Tinto is building a stronger copper business with a pipeline of large, long-life resources that can help meet growing global demand for the materials needed for electrification, infrastructure and modern technologies.
“Completing the land exchange is a significant milestone and another positive step forward for the Resolution Copper project, which has the potential to satisfy up to 25% of America's copper demand for decades to come. It’s expected to add $1 billion a year to Arizona’s economy and create thousands of local jobs in a region where mining has played an important role for more than a century.
“As demand for copper continues to grow, projects like Resolution can play an important role in strengthening domestic supply chains. We acknowledge the support of the U.S. Government and its growing recognition of the need for domestic sources of copper and other critical materials.”
View source version on businesswire.com: https://www.businesswire.com/news/home/20260316037983/en/

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